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                          March 25, 2022

       Peter Johnson
       Chief Executive Officer
       Eagle Bancorp Montana, Inc.
       1400 Prospect Avenue
       Helena, Montana 59601

                                                        Re: Eagle Bancorp
Montana, Inc.
                                                            Registration
Statement on From S-4
                                                            Filed March 18,
2022
                                                            File No. 333-263697

       Dear Mr. Johnson:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Susan
Block at 202-551-3210 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Finance